United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

TABLE OF CONTENTS:

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA
VALE DO RIO DOCE, HELD ON APRIL 10, 2008.
On April 10, 2008, at 10.30 am, the effective members of the Board of Directors Messrs. Sérgio Ricardo Silva Rosa (who was the Chairman of the Meeting), Mário da Silveira Teixeira Júnior (who was the Vice-President of the Meeting), Jorge Luiz Pacheco, Sandro Kohler Marcondes, Renato da Cruz Gomes, José Ricardo Sasseron, Oscar Augusto de Camargo Filho, João Batista Cavaglieri e Francisco Augusto da Costa e Silva, and the alternate members Messrs. Hidehiro Takahashi and Caio Marcelo de Medeiros Melo met, extraordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having decided about the following subject: “PAYMENT OF FIRST TRANCHE OF SHAREHOLDERS DIVIDEND – In compliance with Vale Dividend Policy to the Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 21, 2008, the Board of Directors approved the payment of the first tranche of shareholder’s remuneration, from April 30, 2008 on, in the amount of R$ 2.109.750.000,00, corresponding to the fiscal year ended December 31, 2007. From the deliberated amount, R$1.150.495.000,00 will be paid as interest on shareholders’ equity, equivalent to the total amount of R$0,238079862 per share, which is subject to withholding income tax, and R$959.255.000,00 as of dividends, equivalent to R$0,198505251 per share, representing the total amount of R$ 0,436585113 per common and preferred shares. All the holders, which on April 10, 2008, have shares issued by Vale and all the holders, which on April 15, 2008, have American Depositary Receipts of Vale shall be entitled to receive such payment.” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, April 10, 2008.
Pedro Aguiar de Freitas
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 10, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations